UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

In México ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	In the U.S. Breakstone Group Susan Borinelli/Maura Gedid (646) 452-2333 / 2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

For Immediate Release

ASUR 2Q08 PASSENGER TRAFFIC UP 9.59% YOY

México D.F., July 24, 2008 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, today announced results for the three-month period ended June 30, 2008.

2Q08 Highlights1:

•	EBITDA[2] increased by 19.75% to Ps.531.9 million.
•	Total passenger traffic was up 9.59%.
•	Total revenues rose by 11.78%, mainly due to increases of 21.43% in non-aeronautical revenues and 7.35% in aeronautical revenues.
•	Commercial revenues per passenger rose by 12.66% to Ps.49.29 per passenger.
•	Operating profit increased by 20.73%.
•	EBITDA margin was 65.78% compared with 61.40% in 2Q07.

_______________________
1.

Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Mexican Financial Reporting Standards and represent comparisons between the three-month periods ended June 30, 2008, and the equivalent three-month period ended June 30, 2007. Results for 2Q07 and 1H07 are expressed in constant Mexican pesos as of December 31, 2007, while 2Q08 and 1H08 results are in nominal pesos. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from the activities of non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.10.3069.

2.

EBITDA means net income before: provision for taxes, deferred taxes, deferred employees profit sharing, non-ordinary items, comprehensive financing cost, and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP, and may be calculated differently by different companies.

ASUR 2Q08, Page 1 of 15

Passenger Traffic

For the second quarter of 2008, total passenger traffic increased year-over-year by 9.59%. Domestic passenger traffic increased by 8.37% and international passenger traffic rose by 10.53%.

The 10.53% rise in international passenger traffic resulted mainly from an increase of 11.74% at Cancun airport.

The 8.37% rise in domestic passenger traffic resulted mainly from increases of 9.18%, 32.42%, 12.07%, 11.55% and 18.50%, at the Cancun, Cozumel, Merida, Oaxaca and Villahermosa airports, respectively. It is worth noting that the Easter and Holy week holidays, both of which fell in the first quarter this year, fell in the second quarter in 2007.

For 1H08, total passenger traffic rose by 13.91% compared to 1H07, with international passenger traffic up 16.88% and domestic passenger traffic up 12.00%.

Table I: Domestic Passengers (in thousands)

Airport	2Q07	2Q08	% Change	1H07	1H08	% Change
Cancún	815.8	890.7	9.18	1,419.4	1,675.8	18.06
Cozumel	18.2	24.1	32.42	32.5	47.8	47.08
Huatulco	82.7	65.5	(20.80)	148.3	130.3	(12.14)
Mérida	270.1	302.7	12.07	503.8	617.4	22.55
Minatitlán	48.2	40.3	(16.39)	90.8	78.7	(13.33)
Oaxaca	110.8	123.6	11.55	216.3	254.6	17.71
Tapachula	48.9	58.8	20.25	101.1	119.9	18.60
Veracruz	231.1	235.8	2.03	422.0	457.5	8.41
Villahermosa	201.6	238.9	18.50	369.8	479.8	29.75
TOTAL	1,827.4	1,980.4	8.37	3,304.0	3,861.8	16.88
Note: Passenger figures exclude transit and general aviation passengers.

Table II: International Passengers (in thousands)

Airport	2Q07	2Q08	% Change	1H07	1H08	% Change
Cancún	2,172.2	2,427.3	11.74	4,687.7	5,290.8	12.87
Cozumel	126.8	131.8	3.94	270.4	281.3	4.03
Huatulco	11.9	7.6	(36.13)	54.6	57.9	6.04
Mérida	30.8	25.7	(16.56)	67.3	61.1	(9.21)
Minatitlán	1.2	1.1	(8.33)	1.9	2.1	10.53
Oaxaca	9.8	9.9	1.02	19.4	23.4	20.62
Tapachula	1.1	0.9	(18.18)	2.3	2.2	(4.35)
Veracruz	17.1	16.8	(1.75)	32.1	34.2	6.54
Villahermosa	11.9	12.6	5.88	23.2	25.1	8.19
TOTAL	2,382.8	2,633.7	10.53	5,158.9	5,778.1	12.00
Note: Passenger figures exclude transit and general aviation passengers.

ASUR 2Q08, Page 2 of 15

Table III: Total Passengers (in thousands)

Airport	2Q07	2Q08	% Change	1H07	1H08	% Change
Cancún	2,988.0	3,318.0	11.04	6,107.1	6,966.6	14.07
Cozumel	145.0	155.9	7.52	302.9	329.1	8.65
Huatulco	94.6	73.1	(22.73)	202.9	188.2	(7.24)
Mérida	300.9	328.4	9.14	571.1	678.5	18.81
Minatitlán	49.4	41.4	(16.19)	92.7	80.8	(12.84)
Oaxaca	120.6	133.5	10.70	235.7	278.0	17.95
Tapachula	50.0	59.7	19.40	103.4	122.1	18.09
Veracruz	248.2	252.6	1.77	454.1	491.7	8.28
Villahermosa	213.5	251.5	17.80	393.0	504.9	28.47
TOTAL	4,210.2	4,614.1	9.59	8,462.9	9,639.9	13.91
Note: Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 2Q08

Total revenues for 2Q08 increased year-over-year by 11.78% to Ps.808.5 million. This was mainly due to increases of:

•	7.35% in revenues from aeronautical services, principally as a result of the 9.59% rise in passenger traffic; and
•	21.43% in revenues from non-aeronautical services, principally as a result of the 23.19% rise in commercial revenues detailed below.

ASUR classifies commercial revenues as those derived from the following activities: duty-free services, car rental, retail, banking and currency exchange, advertising, teleservices, non-permanent ground transportation, food and beverage, and parking lots.

Commercial revenues rose by 23.19% year-over-year during the quarter, principally as a result of revenue increases in the following areas:

•	25.15% increase in duty-free stores;
•	32.04% increase in food and beverage;
•	24.85% increase in retail operations;
•	3.30% increase in parking lots;
•	33.97% increase in advertising;
•	3.70% increase in banking and currency exchange services;
•	25.18% increase in ground transportation;
•	6.33% increase in car rental companies;
•	6.54% increase in teleservices; and
•	20.97% increase in other revenues.

ASUR 2Q08, Page 3 of 15

Growth in each of these areas resulted generally from the rise in passenger traffic and in particular from the opening on May 18, 2007 of Cancun Airport’s new Terminal 3.

Retail revenues continued to benefit from higher concession fees from local craft and specialty shops, teleservices and tourism operators. The increase in car rental revenues reflects rate increases negotiated in October 2007 and the lease of eight new commercial parking facilities in Terminal 3. Revenues from banking and currency exchange services rose as a result of the opening of new Banco Santander branches at the Cancun, Merida and Veracruz airports.

Total operating costs and expenses for 2Q08 increased 4.81% year over year, primarily as a result of:

•

an 8.70% increase in administrative expenses resulting from the corporate reorganization involving the transfer of employees from ASUR’s operating subsidiaries to wholly owned subsidiaries. During March of this year, 100% of ASUR airport employees were relocated to two organizations, Servicios Aeroportuarios del Sureste, S.A. de C.V. (non unionized) and RH Asur, S.A. de C.V. (unionized).

•	a 17.33% increase in depreciation and amortization, resulting from the depreciation of investments in fixed assets and improvements made to concession assets;

•	a 20.45% increase in the cost of technical assistance, reflecting the increase in EBITDA for the quarter (a factor in the calculation of the fee); and

•	an 11.65% increase in concession fees paid to the Mexican government, mainly due to higher revenues (a factor in the calculation of the fee).

These increases were partially offset by a 7.03% decline in cost of services, primarily reflecting the net effect of reversing a deferred provision for approximately Ps.34 million. The provision was cancelled because, due to the personnel reorganization, it was no longer needed.

This reversal more than offset increases of 20.17% in energy costs, 16.17% in the cost of security services, and 21.31% in maintenance and cleaning costs, resulting from the operation of Terminal 3 at Cancun Airport, beginning May 2007; as well as marketing expenses in connection with the Company’s participation in promotional fairs in areas where our airports are located.

Operating margin for the quarter increased to 47.26% from 43.76% in 2Q07. This was mainly the result of the 11.78% increase in total revenues, which more than offset the 4.81% increase in costs during the period.

Following the changes in Mexican tax law that took effect January 1, 2008, which established a new flat rate business tax (“Impuesto Empresarial a Tasa Unica”, or “IETU”) and eliminated the asset tax, we evaluated and reviewed our deferred assets and liabilities position under Mexican Financial Reporting Standards. As a result of this review, we created a deferred IETU provision that resulted in a charge to income in the quarter of Ps.1.45 million.

ASUR 2Q08, Page 4 of 15

During 2Q08 the ASUR subsidiaries that pay IETU made provisional tax payments of Ps.61.09 million. Of these payments, Ps.48.28 million was recorded as an expense and the difference was recorded as an asset, since ASUR expects to recover Ps.12.81 million as a credit against future tax payments.

During the quarter, we recorded a non-ordinary charge of Ps.8.89 million that resulted from a one-time payment made on April 2008 in connection with the reorganization at ASUR involving the transfer of employees from our operating subsidiaries to wholly-owned subsidiaries providing administrative and personnel services.

Net income for 2Q08 increased to Ps.255.16 million, from Ps.241.34 million in 2Q07. Earnings per common share for the quarter were Ps.0.8505, or earnings per ADS (EPADS) of US$0.8252 (one ADS represents ten series B common shares). This compares with Ps.0.8045, or EPADS of US$0.7805, for the same period last year.

    Table IV: Summary of Consolidated Results for 2Q08

	2Q07	2Q08	% Change
Total Revenues	723,343	808,518	11.78
Aeronautical Services	496,151	532,630	7.35
Non-Aeronautical Services	227,192	275,888	21.43
Commercial Revenues	187,678	231,207	23.19
Operating Profit	316,499	382,115	20.73
Operating Margin %	43.76%	47.26%	7.99
EBITDA	444,133	531,865	19.75
EBITDA Margin %	61.40%	65.78%	7.14
Net Income	241,337	255,158	5.73
Earnings per Share	0.8045	0.8505	5.73
Earnings per ADS in US$	0.7805	0.8252	5.73

Note: Figures for 2Q07 are expressed in thousands of constant Mexican pesos as of December 31, 2007, while figures for 2Q08 are in thousands of nominal pesos. U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.10.3069.

ASUR 2Q08, Page 5 of 15

     Table V: Commercial Revenues per Passenger for 2Q08

	2Q07	2Q08	% Change
Total Passengers (‘000)	4,290	4,691	9.35
Total Commercial Revenues	187,678	231,207	23.19
Commercial revenues from direct operations (1)	27,763	40,422	45.60
Commercial revenues excluding direct operations	159,915	190,785	19.30

Total Commercial Revenue per Passenger	43.75	49.29	12.66
Commercial revenue from direct operations per passenger (1)	6.47	8.62	33.23
Commercial revenue per passenger (excluding direct operations)	37.28	40.67	9.09

Note:	For purposes of this table, approximately 79,600 and 76,700 transit and general aviation passengers are included for 2Q07 and 2Q08, respectively. Revenue figures for 2Q07 are expressed in thousands of constant Mexican pesos as of December 31, 2007, while revenue figures for 2Q08 are in thousands of nominal pesos.

(1)

Revenues from direct commercial operations represent solely the Company’s operation of ten convenience stores, which opened in May 2007, as well as the direct sale of advertising space by the Company, which started in August 2006.

Table VI: Operating Costs and Expenses for 2Q08
	2Q07	2Q08	% Change
Cost of Services	194,802	181,103	(7.03)
Administrative	25,000	27,174	8.70
Technical Assistance	23,241	27,994	20.45
Concession Fees	36,167	40,382	11.65
Depreciation and Amortization	127,634	149,750	17.33
TOTAL	406,844	426,403	4.81

Note:	Figures for 2Q07 are expressed in thousands of constant Mexican pesos as of December 31, 2007, while figures for 2Q08 are in thousands of nominal pesos.

Consolidated Results for 1H08

Total revenues for 1H08 increased year-over-year by 17.79% to Ps.1,678.4 million. This was mainly due to increases of:

•	11.88% in revenues from aeronautical services as a result of the 13.91% rise in passenger traffic during the period; and

•

32.07% in revenues from non-aeronautical services, principally as a result of the 36.03% rise in commercial revenues detailed below, which in turn was a consequence of the increase in passenger traffic.

ASUR 2Q08, Page 6 of 15

Commercial revenues for 1H08 rose by 36.03% year-over-year, principally as a result of revenue increases from the following areas:

•	42.32% from duty-free revenues;
•	35.15% from retail revenues;
•	34.74% from advertising revenues;
•	33.95% from banking and currency exchange services;
•	28.38% from ground transportation services;
•	20.99% from teleservices;
•	52.82% from food and beverage;
•	11.06% from parking lot revenues;
•	40.26% from other income; and
•	8.27% from car rental companies.

Total operating costs and expenses for 1H08 increased by 10.06%, mainly due to the following:

•

a 3.24% increase in cost of services, due mainly to increases of 27.64% in energy costs, 19.69% in security costs, and 11.92% in maintenance expenses, in each case resulting from the opening of Terminal 3 in May 2007; as well as higher marketing expenses in connection with the Company’s participation in promotional fairs;

•	a 2.18% increase in administrative expenses;

•	a 16.30% increase in depreciation and amortization, resulting from the depreciation of investments in fixed assets and improvements made to concession assets;

•	a 24.79% rise in technical assistance costs reflecting the corresponding increase in EBITDA during the period; and

•	a 17.73% increase in concession fees, mainly due to higher revenues.

Operating margin increased to 48.62% for 1H08, up from 45.01% for 1H07. This was mainly the result of the 17.79% increase in revenues, which more than offset the 10.06% increase in costs and expenses during the period.

Net income for 1H08 increased by 28.92% to Ps.607.23 million. Earnings per common share for the period were Ps.2.0241, or earnings per ADS (EPADS) of US$1.9638 (one ADS represents ten series B common shares). This compares with Ps.1.5701, or EPADS of US$1.5233, for the same period last year.

ASUR 2Q08, Page 7 of 15

    Table VII: Summary of Consolidated Results for 1H08

	1H07	1H08	% Change
Total Revenues	1,424,888	1,678,408	17.79
Aeronautical Services	1,007,652	1,127,345	11.88
Non-Aeronautical Services	417,236	551,063	32.07
Commercial Revenues	343,183	466,836	36.03
Operating Profit	641,282	815,963	27.24
Operating Margin %	45.01%	48.62%	8.02
EBITDA	898,269	1,114,827	24.11
EBITDA Margin %	63.04%	66.42%	5.36
Net Income	471,027	607,234	28.92
Earnings per Share	1.5701	2.0241	28.92
Earnings per ADS in US$	1.5233	1.9638	28.92

Note: Figures for 1H07 are expressed in thousands of constant Mexican pesos as of December 31, 2007, while figures for 1H08 are in thousands of nominal pesos. U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.10.3069.

     Table VIII: Commercial Revenues per Passenger for 1H08

	1H07	1H08	% Change
Total Passengers (‘000)	8,632	9,820	13.76
Total Commercial Revenues	343,183	466,836	36.03
Commercial revenues from direct operations (1)	52,937	81,466	53.89
Commercial revenues excluding direct operations	290,246	385,370	32.77

Total Commercial Revenue per Passenger	39.76	47.54	19.57
Commercial revenue from direct operations per passenger (1)	6.13	8.30	35.40
Commercial revenue per passenger (excluding direct operations)	33.63	39.24	16.68

Note:	For purposes of this table, approximately 169,200 and 179,700 transit and general aviation passengers are included for 1H07 and 1H08, respectively. Revenue figures for 1H07 are expressed in thousands of constant Mexican pesos as of December 31, 2007, while revenue figures for 1H08 are in thousands of nominal pesos.
(1)

Revenues from direct commercial operations represent solely the Company’s operation of ten convenience stores, which opened in May 2007, as well as the direct sale of advertising space by the Company, which started in August 2006.

ASUR 2Q08, Page 8 of 15

Table IX: Operating Costs and Expenses for 1H08
	1H07	1H08	% Change
Cost of Services	356,699	368,249	3.24
Administrative	51,651	52,778	2.18
Technical Assistance	47,020	58,675	24.79
Concession Fees	71,249	83,879	17.73
Depreciation and Amortization	256,987	298,864	16.30
TOTAL	783,606	862,445	10.06

Note:	Figures for 1H07 are expressed in thousands of constant Mexican pesos as of December 31, 2007, while figures for 1H08 are in thousands of nominal pesos.

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the rates for the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for the first half of 2008 were Ps.1,161.02 million, resulting in an annual average tariff per workload unit of Ps.117.61. ASUR’s regulated revenues accounted for approximately 71.35% of total income for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

Balance Sheet

On June 30, 2008, Airport Facility Usage Rights and Airport Concessions represented 80.65% of the Company’s total assets, with current assets representing 15.48% and other assets representing 3.87%.

On June 30, 2008, cash and marketable securities were Ps.1,632.19 million. On the same date, shareholder’s equity was Ps.14,512.76 million and total liabilities were Ps.2,216.21 million, representing 86.75% and 13.25% of total assets, respectively. Total deferred liabilities represented 89.24% of the Company’s total liabilities.

ASUR 2Q08, Page 9 of 15

Capital Expenditures

During the quarter, ASUR made investments of Ps.101.91 million as part of ASUR’s ongoing plan to modernize its airports pursuant to its master development plans.

2Q08 Earnings Conference Call

Day:	Friday, July 25, 2008

Time:	10:00 AM US EST; 9:00 AM Mexico City time

Dial-in number:	(888) 713-4205 (US & Canada) and (617) 213-4862 (International & Mexico)

Access Code:	25902899

Pre-registration:	If you would like to pre-register for the conference call use the following link: https://www.theconferencingservice.com/prereg/key.process?key=PWQQBGW3B
Pre-registering is not mandatory but is recommended as it will provide you immediate entry into the call and will facilitate the timely start of the conference. You will receive a code that allows you to enter the call directly. Pre-registration only takes a few moments, and you may do so at any time, including up to and after call start time. To pre-register, please click the link above. Alternatively, if you would rather be placed into the call by an operator, please call at least 10 minutes prior to call start time.

Replay:	Starting Friday, July 25, 2008 at 12:00 PM US ET, ending at midnight US ET on Friday, August 1, 2008. Dial-in number: (888) 286-8010 (US & Canada); (617) 801-6888 (International & Mexico). Access Code: 77592354.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

ASUR 2Q08, Page 10 of 15

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 2Q08, Page 11 of 15

ASUR
AEROPUERTOS DEL SURESTE

Operating Results per Airport

Item	2007	2008	% change	Six Months 2007	Six Months 2008	% change
Cancun						
Aeronautical Revenues	363,790	394,938	8.56	751,643	840,805	11.86
Non-Aeronautical Revenues	187,446	231,029	23.25	342,208	463,724	35.51
Operating Profit	284,576	320,230	12.53	588,691	679,437	15.41
EBITDA	365,803	417,556	14.15	751,247	873,295	16.25
Cozumel						
Aeronautical Revenues	18,703	19,465	4.07	39,138	41,655	6.43
Non-Aeronautical Revenues	6,200	6,520	5.16	11,391	12,648	11.04
Operating Profit	6,430	1,913	(70.25)	13,435	8,935	(33.49)
EBITDA	14,296	10,093	(29.40)	29,165	25,302	(13.25)
Merida						
Aeronautical Revenues	30,082	31,989	6.34	57,043	66,075	15.83
Non-Aeronautical Revenues	11,546	13,596	17.76	22,005	26,706	21.36
Operating Profit	9,729	5,671	(41.71)	15,579	15,768	1.21
EBITDA	19,504	17,398	(10.80)	35,395	39,224	10.82
Villahermosa						
Aeronautical Revenues	23,011	27,410	19.12	42,070	54,880	30.45
Non-Aeronautical Revenues	6,828	8,393	22.92	12,751	15,862	24.40
Operating Profit	7,998	9,992	24.93	12,230	20,887	70.78
EBITDA	15,097	18,020	19.36	27,007	36,955	36.83
Others						
Aeronautical Revenues	60,565	58,828	(2.87)	117,758	123,930	5.24
Non-Aeronautical Revenues	15,172	16,350	7.76	28,881	32,123	11.23
Operating Profit	7,766	44,309	470.55	11,347	90,936	701.41
EBITDA	29,433	68,798	133.74	55,455	140,051	152.55
Grupo						
Aeronautical Revenues	496,151	532,630	7.35	1,007,652	1,127,345	11.88
Non-Aeronautical Revenues	227,192	275,888	21.43	417,236	551,063	32.07
Operating Profit	316,499	382,115	20.73	641,282	815,963	27.24
EBITDA	444,133	531,865	19.75	898,269	1,114,827	24.11

ASUR 2Q08, Page 12 of 15

ASUR 2Q08, Page 13 of 15

ASUR
AEROPUERTOS DEL SURESTE

Consolidated Statement of Income from January 1, to June 30, 2008 and 2007

Item	1H07	1H08	% Change	2Q07	2Q08	% Change
Revenues						
Aeronautical Services	1,007,652	1,127,345	11.88	496,151	532,630	7.35
Non-Aeronautical Services	417,236	551,063	32.07	227,192	275,888	21.43
Total Revenues	**1,424,888**	**1,678,408**	**17.79**	**723,343**	**808,518**	**11.78**
Operating Expenses						
Cost of services	356,699	368,249	3.24	194,802	181,103	(7.03)
General and administrative expenses	51,651	52,778	2.18	25,000	27,174	8.70
Technical Assistance	47,020	58,675	24.79	23,241	27,994	20.45
Concession fee	71,249	83,879	17.73	36,167	40,382	11.65
Depreciation and Amortization	256,987	298,864	16.30	127,634	149,750	17.33
Total Operating Expenses	**783,606**	**862,445**	**10.06**	**406,844**	**426,403**	**4.81**
Operating Income	**641,282**	**815,963**	**27.24**	**316,499**	**382,115**	**20.73**
Comprehensive Financing cost	35,196	61,474	74.66	31,356	24,280	(22.57)
Non Ordinary Item						
Non Ordinary Item	-	9,429	-	-	8,897	-
Income Before Income Taxes	**676,478**	**868,008**	**28.31**	**347,855**	**397,498**	**14.27**
Current income taxes and flat rate business tax	8,069	90,900	1,026.53	2,038	62,201	2,952.06
Deferred income taxes	197,382	163,593	(17.12)	104,480	78,691	(24.68)
Deferred flat rate business tax	-	6,281	-	-	1,448	-
Net Income for the Year	**471,027**	**607,234**	**28.92**	**241,337**	**255,158**	**5.73**
Earnings per share	**1.5701**	**2.0241**	**28.92**	**0.8045**	**0.8505**	**5.73**
Earnings per ads usd	**1.5233**	**1.9638**	**28.92**	**0.7805**	**0.8252**	**5.73**
Exchange rate per dollar 10.3069

Note: During 3Q07 ASUR signed an intercompany agreement that recognized the obligation to operate the nine concessions jointly.

ASUR 2Q08, Page 14 of 15

ASUR
AEROPUERTOS DEL SURESTE

Consolidated Statement of Cash flow from January 1, to June 30, 2008 and 2007

Item	1H07	1H08	% Change	2Q07	2Q08	% Change
Income Before Taxes	**676,476**	**666,006**	**26.31**	**347,655**	**397,496**	**14.27**
Depreciation and Amortization	256,987	298,864	16.30	127,634	149,750	17.33
Deferred Flat rate Business Tax	-	-	-	-	-	-
Deferred income tax	-	-	-	-	-	-
Provisions	-	(37,495)	-	-	(37,495)	-
Interest Income	52,801	74,077	40.29	28,103	32,325	15.02
Resources provided by operations	**966,266**	**1,203,454**	**22.02**	**503,592**	**542,076**	**7.64**
Changes in operating assets and liabilities:						
Decrease (increase) in:						
Trade receivables	(40,285)	(80,889)	(100.79)	(3,575)	5,344	(249.48)
Recoverable taxes and other current assets	29,686	12,478	(57.97)	13,141	(7,334)	(155.81)
Other defferred assets	(29,401)	(101,065)	(243.75)	(26,716)	(99,693)	273.16
Increase (decrease) in:						
Trade accounts payable	13,503	(5,284)	139.13	4,054	(2,613)	164.45
Accrued expenses and others payables	(103,836)	(82,155)	20.88	(126,239)	(45,352)	(64.07)
Long term liabilities	(41,485)	(400)	(99.04)	(24,172)	(220)	(99.09)
Resources provided by (used for) working capital	**(171,616)**	**(257,315)**	**(49.76)**	**(163,507)**	**(149,666)**	**6.34**
Resources provided by (used for) operating activities	**614,446**	**946,139**	**16.17**	**340,065**	**392,210**	**15.33**
Resources provided by (used for) financing activities:	**(232,104)**	**(951,262)**	**309.64**	**(232,104)**	**(951,262)**	**309.64**
Notes payable	-	-	-	-	-	-
Others	(232,104)	(951,262)	309.84	(232,104)	(951,262)	309.84
Resources provided by (used for) investing activities:	**(433,676)**	**(266,367)**	**(33.50)**	**(159,211)**	**(122,575)**	**(23.01)**
Investments in machinery, furniture and equipment, net	(995,934)	(116,380)	(88.31)	(992,695)	(77,970)	(92.15)
Investments in rights to use airport facilities	-	-	-	-	-	-
Investments in constructions in process	594,636	(78,786)	113.25	818,457	(23,942)	102.93
Investments in others	20,423	(19,144)	(193.74)	43,130	11,662	(72.96)
Interest Income	(52,801)	(74,077)	40.29	(28,103)	(32,325)	15.02
Increase (Decrease) in cash and cash equivalents	**146,666**	**(293,510)**	**(297.43)**	**(51,230)**	**(661,627)**	**1,230.52**
Cash and cash equivalents at beginning of the financial period	1,288,353	1,925,697	49.47	1,488,251	2,313,814	55.47
Cash and cash equivalents at the end of the financial period	**1,437,021**	**1,632,167**	**13.56**	**1,437,021**	**1,632,167**	**13.56**

ASUR 2Q08, Page 15 of 15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: July 24, 2008